Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda
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Stratus Technologies Announces Conference Call for
FY2012 Second Quarter Financial Results
HAMILTON, BERMUDA, October 11, 2011 — Stratus Technologies Bermuda Holdings Ltd.(together with its consolidated subsidiaries, “Stratus” or the “Company”), a global provider of uptime assurance today announced that it will release financial results for its second quarter ended August 28, 2011 on Thursday, October 13, 2011 at 8:30 a.m. Eastern Daylight Time. A conference call will be held on the same day, October 13, 2011, at 1:30 p.m. Eastern Daylight Time and may be accessed by calling 1-888-549-7750 (U.S. only) or 1-480-629-9722 with a conference ID of 4480045. A recording of this conference call will be available at 1-800-406-7325 (U.S. only) or 1 303-590-3030 with a conference ID of 4480045 for 30 days.
During the call, David C. Laurello, president and chief executive officer, and Robert C. Laufer, senior vice president and chief financial officer, will review the financial results and discuss business developments for the fiscal second quarter.
About Stratus
Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.
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Investor Relations	Press & Industry Analysts

Robert C. Laufer	Ken Donoghue
Senior Vice President, CFO	Director, Public Relations
Stratus Technologies	Stratus Technologies
978-461-7343	978-461-7269
bob.laufer@stratus.com	ken.donoghue@stratus.com
© 2011 Stratus Technologies Bermuda Ltd. All rights reserved.
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